Exhibit 99.1

Glass House Brands and LEEF Announce MSA for The Leaf El Paseo Dispensary and Off-Take

Agreement

LONG BEACH, CA and TORONTO, May 14, 2025 // -- Glass House Brands Inc. (“Glass House” or the “Company”) (CBOE CA: GLAS.A.U) (CBOE CA: GLAS.WT.U) (OTCQX: GLASF) (OTCQX:GHBWF) – one of the fastest-growing, vertically integrated cannabis companies in the United States, and LEEF Brands, Inc. (CSE: LEEF) (OTCQB: LEEEF), one of California’s premier vertical extraction companies, today announced a Management Services Agreement (“MSA”). Under the MSA, Glass House will manage operation of LEEF’s Palm Desert, CA dispensary “The LEAF El Paseo” on behalf of LEEF.

This mutually beneficial agreement grants Glass House exclusive rights to manage all dispensary operations, including, but not limited to, the sale of cannabis products, the purchase of cannabis product inventory, and employee management, for an initial period of one year, with the potential for extension. This agreement is the first of Glass House’s retail management services which it began offering in 2024.

Glass House will assume daily management responsibilities of The Leaf El Paseo, allowing Glass House to expand its retail operations in California while enabling LEEF to focus on its core business as a premier concentrate provider. The agreement includes an off-take agreement from Glass House to LEEF, securing a significant portion of the annual raw cannabis material required to power LEEF’s extraction lines.

“We are excited to work with LEEF, a respected peer in California under this agreement, as we expand our exposure to the Palm Springs market for both retail and wholesale contributions,” said Kyle Kazan, Co-Founder, Chairman and CEO of Glass House Brands. “This MSA agreement, represents the continued development of our retail operation and reflects our strength and overall solid position in the California market. Through execution and on the benefit of the strategic pricing initiatives that we implemented last year, our retail team has seen same store sales increase on an annualized basis for five consecutive quarters despite continued challenging market conditions, and in our most recent quarter retail revenue growth outperformed the California market by more than 30%. And as all of our decisions are based on what is best for the cannabis consumer, offering our loyalty program to another great area of California is a tremendous win. Plus Palm Desert is a well know vacation area.”

“Collaborating with Glass House Brands elevates The Leaf El Paseo and secures a favorable off-take agreement that fulfills a significant portion of our annual supply chain needs for our extraction business,” said Micah Anderson, CEO of LEEF Brands. “This partnership is a true win-win, allowing LEEF to sharpen our focus on being a leading concentrate provider while enabling Glass House to expand its retail footprint in California. This agreement strengthens LEEF’s production capacity and lays the foundation for broader strategic partnerships with Glass House.”

About Glass House Brands

Glass House is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company’s efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, Board Member and President, instilled at the outset. Whether it be through Its portfolio of brands, which includes Glass House Farms, PLUS Products, Allswell and Mama Sue Wellness or its network of retail dispensaries throughout the state of California, which includes The Farmacy, Natural Healing Center and The Pottery, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com/ and https://ir.glasshousebrands.com/contact/email-alerts/.

About LEEF Brands, Inc.

LEEF Brands Inc. is a leading California-based extraction and manufacturing cannabis company, recognized for its large-scale vertical integration and as one of the state’s most sophisticated operators. With a comprehensive supply chain, cutting-edge manufacturing processes, and a dynamic bulk concentrate portfolio, LEEF powers some of the largest brands in the country. For more information, visit www.LeefBrands.com.

Forward Looking Statements

This news release contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). Forward-looking statements reflect current expectations or beliefs regarding future events or the Company’s future performance or financial results. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward- looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates”, “targets” or “believes”, or variations of, or the negatives of, such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements in this news release include, without limitation, statements regarding the Company’s financial outlook or operational plans and statements related to future market conditions. All forward-looking statements, including those herein, are qualified by this cautionary statement. Although the Company believes that the expectations expressed in such statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the statements. Accordingly, readers should not place undue reliance on forward-looking statements. There are certain factors that could cause actual results to differ materially from those in the forward-looking information, including those risks disclosed in the Company’s Annual Information Form available on SEDAR+ at www.sedarplus.ca and in the Company’s Form 40-F available on EDGAR at www.sec.gov. For more information on the Company, investors are encouraged to review the Company’s public filings on SEDAR+ at www.sedarplus.ca. The forward-looking statements and financial outlooks contained in this news release speak only as of the date of this news release or as of the date or dates specified in such statements. The Company disclaims any intention or obligation to update or revise any forward- looking information, whether as a result of new information, future events or otherwise, other than as required by law.

For further information, please contact:

Glass House Brands Inc.

Jon DeCourcey, Vice President of Investor Relations

T: (781) 724-6869

E: ir@glasshousebrands.com

Investor Relations Contact:

KCSA Strategic Communications

Phil Carlson

T: 212-896-1233

E: GlassHouse@kcsa.com